U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

January 28, 2022

Via Edgar Correspondence

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	U-BX Technology Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 16, 2021 CIK No. 0001888525

Dear Mr. Youngwood,

This letter is in response to the letter dated December 30, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1/A

Prospectus Summary, page 12

1. We note your response to prior comment 9 advising that your supplier contracts “were made in the ordinary course of business and therefore are not required to be filed.” However, we note that if your business is “substantially dependent” upon any of these contracts with your top four suppliers, they are required to be filed even if made in the ordinary course of business. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Please file a copy of these agreements as exhibits to the registration statement or tell us why this is not required.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that we have submitted the translated copies of the cooperation agreements with the suppliers as exhibit 10.8, 10.9, 10.10 and 10.11 to the Registration Statement.

2. We note your response to prior comment 6. Your disclosure on page 4 of the prospectus summary and elsewhere suggests that your contractual arrangements with the VIE allow you to “exercise effective control over the VIE.” Please clarify that any references to control or benefits that accrue to you because of the VIE in your disclosure refer only to the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the VIE is not an entity in which you own equity.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that we have revised our disclosure under “Prospectus Summary – Contractual Arrangements with the VIE and Its Shareholders” on page 4 of the Registration Statement, under “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government finds that the agreements that establish the structure for our VIE operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ordinary shares may decline in value dramatically or even become worthless.” on page 28 of the Registration Statement and “Corporate History and Structure - Contractual Arrangements with the VIE and Its Shareholders” on page 66 of the Registration Statement.

Risk Factors

The recent joint statement by the SEC and PCAOB..., page 48

3. Update your disclosure to reflect that, pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Here and on your prospectus cover page, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also revise the last paragraph of this risk factor to reflect the Commission’s adoption of final amendments to implement the HFCAA. Further, given that your independent auditor is located in New York while all of your operations are primarily conducted in the PRC, please tell us whether your U.S. based audit firm relies on a Chinese audit firm or the employees of a Chinese firm for portions of your audit.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that we have added a disclosure in connection with the HFCAA and PCAOB determinations announced on December 16, 2021 on the cover page of the prospectus and under the section titled “Holding Foreign Companies Accountable Act (the “HFCAA”)” on page 15 of the Registration Statement that our auditors are not subject to the PCAOB determinations. We have also revised the risk factors “Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” beginning on page 50 of the Registration Statement. Wei, Wei & Co., LLP has an office in Beijing, China, in which it has total 20 staffs. Among them, there is one director, three managers, four seniors and 12 auditors.  Regarding the audit of U-BX Technology Ltd., Wei, Wei & Co., LLP sent a team of eight staffs from the Beijing Office, including one manager, two seniors and five auditors to conduct fieldwork under supervision of the U.S. office.  Due to the travel restriction because of the COVID 19 pandemic, the U.S. office was unable to travel to China, however, the U.S. team worked with the local team to conduct planning, assess the audit risks, develop audit approaches and provide ongoing supervision and guidance throughout the audit.  Engagement quality control review was performed by our U.S. office.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations Results of Operations, page 71

4. We note your response to prior comment 17. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Alternatively, explain to us in greater detail how you concluded that the number of clicks or impressions and revenue per-click or per impression is not important information necessary to understanding your result of operations and trends.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the following is a table showing the number of clicks, fluctuation of number of clicks, price per click and fluctuation of price per click, and a chart showing the number of clicks (indicated by the blue line) and price per click (indicated by the red line), organized by quarter.

Quarter	Number of clicks	Fluctuation of number of clicks	Price per click	Fluctuation of price per click
2019Q3	18,617,550.50		1.98
2019Q4	25,984,279.50	39.57%	2.06	4.10%
2020Q1	36,683,523.00	41.18%	1.90	-7.78%
2020Q2	29,733,513.00	-18.95%	2.21	16.78%
2020Q3	51,555,489.00	73.39%	2.17	-2.16%
2020Q4	12,795,482.00	-75.18%	2.14	-1.37%
2021Q1	16,781,317.00	31.15%	1.81	-15.24%
2021Q2	12,471,425.00	-25.68%	1.81	0.10%

Based on the data, our number of clicks and price per click fluctuate overtime. A decrease in price per click does not necessarily cause an increase in number of clicks. A deeper decrease in price does not cause the most increase in number of clicks. The data does not show a clear trend or any correlation between number of clicks and price per click. This is because our pricing is based on many factors, including each client’s industry status, negotiation, competitiveness in the regional market, and past relationship with each client. In addition, it is difficult to evaluate our performance based on historical data because we have a limited operating history and our business model is constantly evolving. We discuss this risk in “Risk Factor – Risks Related to Our Business and Industry – Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.” on page 22 of the Registration Statement.

Liquidity and Capital Resources, page 74

5. We note your revised disclosures in response to prior comment 19. Please revise to provide pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the distribution (but only the amount that exceeds current year’s earnings) in addition to historical EPS.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that the shareholder divested in September 2020, while the Company issued common shares in connection with the reorganization in June 2021. Since the divestment occurred before the reorganization and the retroactive adjustment was only made for the shares at time of reorganization, the divestment will not have impact on numbers of common shares and per-share data of the listed equity on a retrospective basis.

Principal Shareholders, page 107

6. We note your response to prior comment 21. Please tell us why you have separately listed Columbu Information Consulting L.P. as a 5 percent or greater shareholder, but not the other entities described in the footnotes to your beneficial owner table through which Jian Chen and Mingfei Liu hold ownership in your Company.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added Superego Pulse Limited as a 5% or greater shareholder. We did not list EvolutionUp Limited, through which Mingfei Liu holds 703,762 ordinary shares of the Company, as a 5% or greater shareholder because the number of shares EvolutionUp Limited holds represents 4.69% of the total ordinary shares issued and outstanding.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

7. We note your revised disclosures in response to prior comment 22. Please explain in greater detail why you control each of these services/goods before they are transferred to your customer. In this regard, please more fully explain why you have the sole ability to monetize your digital promotion services and regular service codes offered as part of your value-added bundled benefit arrangements. Provide us with an analysis of how you considered your use of the services and platforms offered by third parties to obtain traffic (e.g. WeChat, Tik -Tok, Kuaishou, etc.). Your analysis should also explain how you control the pre-packaged vehicle maintenance packages you procure for vehicle maintenance services before they are transferred to your customer.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company evaluated all the factors and indicators of Principal-Versus-Agent Considerations described in ASC 606-10-55-39 and performed the following analysis:

The Company has control of the services before they are transferred. (ASC 606-10-55-39)

Revenue from digital promotion services

ASC 606-10-55-39 a. The entity is primarily responsible for fulfilling the promise to provide the specified goods or services.

Our performance obligation is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital marketing plan and promotion services are highly interrelated and are not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation.

We enter into digital promotion agreement with our customers to provide the planning and production of the content for promotions and will promote the content on our platform. We do not directly display the content on the platform of third parties; rather, we contract with third-party service providers for the promotion of our platform. We insert the hyperlink of promotion materials of our platform on the website with high traffic, and people browsing the website content will likely click on our hyperlink and read the content on our platform.

We assume fulfilment risk and risks related to the acceptability of specific services. We address customer requirements for content production and promotion. That is, we have the primary and sole responsible for fulfilling the promise to provide the service. We conclude that we are the principal.

ASC 606-10-55-39 c. The entity has discretion in establishing prices for the specified goods or services.

For the contracts that involve the third-party advertising agencies, we consider ourselves as a provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) we are primarily responsible for the production of content for online advertisements and (ii) having latitude in select third party agencies for promotion and establish pricing. Therefore, we act as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Revenue from value added services

(i)	ASC 606-10-55-39 a. The entity is primarily responsible for fulfilling the promise to provide the specified goods or services.

We enter into a value added agreement with our customers to provide pre-packaged vehicle maintenance packages, including vehicle maintenance services, road rescue services, vehicle cleaning and monitoring services. We do not provide vehicle maintenance services ourselves; rather, we contract with third-party service providers for each aspect of the vehicle maintenance service. Our customer and we have agreed on a single price for the vehicle maintenance service.

We separately enter into contracts with third-party service providers and direct those service providers to perform each aspect of the vehicle maintenance services. Once we enter into contracts with the third-party service providers, we can direct those service providers to perform services on our behalf for any number of our customers. That is, the customer does not have a right to direct the service provider to perform services that the Company has not agreed to provide.

Even though we are not performing the services, we control the right to the services by directing specific vehicle maintenance service providers to perform each aspect of the vehicle maintenance services. Because we control the right to the services, we conclude that we are the principal. We have primarily responsibility for fulfilling the obligation to provide value added services to the customer.

(ii)	ASC 606-10-55-39 b. The entity has inventory risk before the specified goods or service has been transferred to a customer or after transfer of control to the customer.

We have primary responsibility for fulfilling the promise to provide pre-packaged service codes to the customer and we assume fulfilment risk and risks related to the acceptability of specific services. We address customer questions and complaints, rectify service issues and are responsible for code use. That is, if the service code cannot be used or the car owner is dissatisfied with the service, we have the primarily responsibilities for the compensation.

(iii)	ASC 606-10-55-39 c. The entity has discretion in establishing prices for the specified goods or services.

We have discretion in establishing prices for the service. We select the third-party service providers and negotiate a better price with them. We enter into contracts with the third-party service provider in advance of the sale of value added service code to the customer. We set the price charged to the customer for the service and are responsible for providing technical support to the customer for any technical issues when using the code.

Note 16. Condensed Financial Information of the Parent Company, page F-27

8. Please revise the condensed consolidating schedule for your VIEs in accordance with the guidance provided by the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021. Refer to comment number 10 of the letter. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page of your prospectus.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the schedule in Note 16 and have added the schedule under “Prospectus Summary – Selected Condensed Consolidated Financial Data” beginning on page 18 of the Registration Statement. We have also added cross-reference on the cover page of the prospectus.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer and Director

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